Exhibit (a)(5)(lxiv)

Media Release Basel and South San Francisco, 26 March 2009
Roche completes acquisition of Genentech

Roche (SWX: ROG.VX; RO.S, OTCQX: RHHBY) and Genentech announced today that Roche has completed its acquisition of Genentech pursuant to a short-form merger in which Genentech became a wholly-owned member of the Roche Group.  Roche had announced earlier in the day the successful completion of its tender offer, which expired on Wednesday, March 25.  In connection with the merger, all remaining public shareholders will, subject to appraisal rights, receive $95.00 per share for their shares.

Genentech’s common stock will no longer be traded on the New York Stock Exchange after Thursday, March 26.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world’s leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics.  As the world’s biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people’s health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, and is a market leader in virology. It is also active in other major therapeutic areas such as autoimmune diseases, inflammatory and metabolic disorders and diseases of the central nervous system. In 2008 sales by the Pharmaceuticals Division totaled 36.0 billion Swiss francs, and the Diagnostics Division posted sales of 9.7 billion francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invested nearly 9 billion Swiss francs in R&D in 2008. Worldwide, the Group employs about 80,000 people. Additional information is available on the Internet at www.roche.com.

About Genentech

Founded more than 30 years ago, Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes medicines to treat patients with significant unmet medical needs. The company has headquarters in South San Francisco, California and is listed on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

Roche Group Media Relations
Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com
- Daniel Piller (Head)
- Alexander Klauser
- Martina Rupp
- Claudia Schmitt

Brunswick Group (for US media)
Phone: +1 212 333 3810
- Jennifer Lowney

Genentech
Media Contact
Phone: +1 650 225 8171
- Geoffrey Teeter

Investor Contact
Phone: +1 650 225 1034
- Kathee Littrell